SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Delivers Double-Digit Growth in 4Q07
Full Year 2007 Revenues Reach US$13.5 billion

Monterrey, Mexico, February 19, 2008— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) today announced its operational and financial results for the fourth quarter and full year 2007.

Fourth Quarter 2007 Highlights:

• Consolidated total revenues increased 10.0% and income from operations increased 22.0%. All operating units delivered double-digit growth in income from operations.

• Coca-Cola FEMSA total revenues and income from operations increased 8.6% and 12.6%, respectively.
Mexico income from operations increased in real terms for the second quarter in a row, combining with double-digit growth in Brazil to drive these results.

• FEMSA Cerveza total revenues increased 7.5%.
Sales volume grew a robust 6.0% in Mexico, 9.3% in Brazil and 19.3% in exports. Income from operations increased 43.9%. Strong top-line growth, combined with a decline in operating expenses, more than offset raw material pressure.

• Oxxo continued its pace of double-digit growth and margin expansion, driven by 326 net new stores in 4Q07 and 5% increase in same-store sales. Operating margin expanded by 130 basis points reaching 8.2%.

2007 Full Year Highlights:

• Consolidated total revenues increased 8.4%. All operating units contributed to this top-line growth.

• Consolidated income from operations increased 6.0%, driven by strong results at Coca-Cola FEMSA and Oxxo, which more than offset weakness at FEMSA Cerveza.

• Consolidated net income increased 21.1% to Ps. 11.936 billion.

• Coca-Cola FEMSA total revenue and income from operations increased 8.1% and 11.7% respectively, due to strong growth across its operations.

• FEMSA Cerveza total revenues increased 4.3%.
Income from operations decreased 11.7%, reflecting continued pressure on raw materials, lower average price per hectoliter and sustained investment in our brand portfolio.

• Oxxo income from operations increased 39.1%, resulting in an operating margin expansion of 100 basis points to 5.5%. This is Oxxo’s 6th consecutive year of delivering income from operations growth above 20% in real terms, driven by 716 net new stores in the last twelve months.

José Antonio Fernández, Chairman and CEO of FEMSA, commented “Our full-year 2007 results provide a compelling example of the strength of our unique continental integrated platform. While FEMSA Cerveza faced significant headwinds from high raw material costs and intensified competition in Mexico, particularly in the first half of the year, our operations in Brazil continued to grow according to plan and our export volumes again grew in the double digits, driven by continued strong performance in the United States. For its part, Coca-Cola FEMSA delivered a strong set of numbers aided by growing profitability in Mexico and in most of its Central and South American markets. And Oxxo continued to grow at a rapid pace in every aspect of the business, recording its strongest year ever. All told, FEMSA delivered operating income growth of six percent in real terms for the year, a good outcome given the challenging environment. Just as importantly, the fourth quarter evidenced strong momentum at all of our operations, and we enter this new year with optimism that we will be able to successfully navigate what may turn out to be another challenging year, while we continue to build the unique system that is FEMSA”.

FEMSA Consolidated

Total revenues increased 10.0% to Ps. 38.808 billion in 4Q07 compared to 4Q06. This increase was primarily driven by total revenue growth of 15.6% at Oxxo, 8.6% at Coca-Cola FEMSA and 7.5% at FEMSA Cerveza, in each case as compared to 4Q06. For full year 2007, consolidated total revenues increased 8.4% compared to 2006 to Ps. 147.556 billion driven by growth in all of FEMSA’s operations.

Gross profit increased 11.0% to Ps. 18.207 billion in 4Q07, in spite of raw material cost pressures in the beverage businesses. Gross margin improvements at Oxxo and Coca-Cola FEMSA more than offset a decline at FEMSA Cerveza, resulting in a 40 basis point gross margin expansion over the same period in 2006 to 46.9% in 4Q07.

For full year 2007, gross profit increased 8.0% over 2006 to Ps. 67.755 billion. Gross margin improvements at Oxxo and Coca-Cola FEMSA partially offset raw material pressure at FEMSA Cerveza, resulting in a 20 basis point decline as compared to 2006, to 45.9% of total revenues.

Income from operations increased 22.0% to Ps. 5.797 billion in 4Q07 as compared to the same period in 2006, and operating margin expanded by 140 basis points to 14.9%, led by double-digit growth at FEMSA Cerveza, Oxxo and Coca-Cola FEMSA.

For full year 2007, income from operations increased 6.0% over 2006 to Ps. 19.569 billion. Our consolidated operating margin decreased 30 basis points compared to 2006 levels, reaching 13.3% of total revenues mainly reflecting pressure on the gross margin.

Net income increased 45.1% over 4Q06 to Ps. 3.612 billion in 4Q07, mainly as a result of the growth in income from operations and a shift from a loss in foreign exchange in 4Q06 to a gain in 4Q07. The effective tax rate was 31.5% in 4Q07, and 29.3% for the full year.

For full year 2007, net income increased 21.1% to Ps. 11.936 billion mainly driven by income from operations growth and a shift from a loss in foreign exchange in 2006 to a gain in 2007.

Net majority income increased 57.5% over 4Q06 resulting in Ps. 0.74 per FEMSA Unit1  in 4Q07. Net majority income per FEMSA ADS, was US$ 0.68 for the quarter. For full year 2007, net majority income per FEMSA Unit1 was Ps. 2.38 (US$2.18 per ADS).

1 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2007 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Capital expenditures increased 13.0% over 4Q06 to Ps. 3.915 billion in 4Q07, mainly reflecting increased investment in the beverage business units related to incremental capacity and distribution, as well as market-related investments. For full year 2007, capital expenditures increased 19.5% over 2006 to Ps. 11.257 billion.

Consolidated net debt: As of December 31, 2007, FEMSA recorded a cash balance of Ps. 10.456 billion (US$ 958 million), an increase of Ps. 1.690 billion (US$ 155 million). Short-term debt was Ps. 9.365 billion (US$ 858 million) and long-term debt was Ps. 30.665 billion (US$ 2.809 billion). In spite of the issuance of new bonds in the Mexican market used to refinance existing debt, and the investment in Jugos del Valle, our net debt declined Ps. 4.079 billion (US$ 374 million) to Ps. 29.574 billion (US$ 2.709 billion), mainly driven by our strong internal cash generation and, to a lesser extent, by the amortization of bank debt.

Soft Drinks - Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release.

Beer - FEMSA Cerveza

The results of FEMSA Cerveza provided here now fully consolidate the results of our subsidiary Cervejarias Kaiser (in Brazil), which we acquired in January of 2006. Beginning with our 1Q07 results, all comparisons to prior periods fully reflect the Kaiser acquisition.

Mexico sales volume increased 6.0% over 4Q06 to 7.169 million hectoliters in 4Q07, despite strong comparable growth figures from the fourth quarter of 2006. This increase reflects healthy consumer demand during the quarter, aided by selective promotional activity especially during the holiday season, and favorable weather conditions. Growth was driven by our Tecate, Sol and Indio brand families throughout the country. For full year 2007, Mexico sales volume increased 3.9% to 26.962 million hectoliters, despite strong comparable growth figures in 2006 and adverse weather conditions mainly in the first and third quarters of 2007.

Brazil sales volume increased 9.3% over 4Q06 to 3.259 million hectoliters in 4Q07. This growth reflects positive trends for our brand portfolio that continues to develop according to our plan for the region. For full year 2007, Brazil sales volume increased 9.6% over 2006 to 9.795 million hectoliters, outpacing the growth of the Brazilian beer industry.

Export sales volume increased 19.3% over 4Q06 to 670 thousand hectoliters in 4Q07 mainly driven by increased demand for our Dos Equis and Tecate brands in the U.S. and for our Sol brand in other key markets. For full year 2007, export sales volumes achieved robust double-digit growth of 13.2% over 2006 to reach 3.183 million hectoliters.

Total revenues increased 7.5% over 4Q06 to Ps. 10.578 billion in 4Q07; solid volume growth and a real increase in average price per hectoliter drove these results.

Mexico price per hectoliter increased 1.0% over 4Q06 in real terms to Ps. 996.9 in 4Q07, resulting mainly from the positive pricing effect of incremental domestic volume brought under direct distribution as well as from more moderate promotional activity towards year-end. Conversely, Brazil price per hectoliter decreased 0.6% over 4Q06 in real terms to Ps. 593.1 in 4Q07, due to increased promotional activities ahead of the Brazilian summer. Export price per hectoliter increased 3.9% over 4Q06 to Ps. 1,072.7 in 4Q07.

For full year 2007, total revenues increased 4.3% over 2006 to Ps. 39.566 billion, driven by higher volumes that more than offset the decline in lower third-party packaging revenues and a slight decline in average price per hectoliter in real terms. Brazil beer revenues represented 14.9% of total revenues, up from 14.2% over full year 2006. Export beer revenues reached 8.4% of total revenues, up from 7.9% in 2006.

Cost of sales increased 8.4% over 4Q06 to Ps. 4.793 billion in 4Q07. This increase was mainly driven by total volume growth of 7.7% over 4Q06 and by the higher cost of raw materials, particularly grains and glass bottles. These were partially offset by the appreciation of the Brazilian Real as applied to our dollar-denominated costs, as well as by operating efficiencies. Gross profit increased 6.7% over 4Q06 to Ps. 5.785 billion in 4Q07, resulting in a gross margin of 54.7%, a decline of 40 basis points as compared to the same period of 2006.

For full year 2007, cost of sales increased 8.5% to Ps. 17.889 billion mainly driven by 5.9% total volume growth, higher raw material prices, particularly aluminum and grains, and incremental volumes coming from non-returnable presentations. Gross margin decreased by 170 basis points from 56.5% in 2006 to 54.8% in 2007.

Income from operations increased 43.9% over 4Q06 to Ps. 1.586 billion in 4Q07, a 380 basis point increase in operating margin to 15.0%. This increase was driven by strong top-line growth combined with a decline of 2.8% in operating expenses, driven by a reduction in one-time marketing expenses in Brazil attributable to the introduction of Sol in 2006, as well as by cost containment initiatives implemented.

For full year 2007, income from operations decreased 11.7% over 2006 to Ps. 5.404 billion, representing 13.7% of total revenues. Operating expenses increased 6.3% over 2006 to Ps. 16.273 billion, due to continued investment in channel development and brand-building activities for Sol and Tecate in Mexico as well as for Dos Equis and Tecate in the U.S, and stepped-up marketing activities in Brazil in connection with our Sol and Kaiser brands.

Oxxo Stores - FEMSA Comercio

Total revenues increased 15.6% over 4Q06 to Ps. 10.982 billion in 4Q07, primarily as a result of the opening of 326 net new Oxxo stores in the quarter, representing a total increase of 716 net new Oxxo stores during 2007. As of December 31, 2007, there were a total of 5,563 Oxxos in Mexico. For full year 2007, total revenues increased 14.3% over 2006 to Ps. 42.103 billion.

Same-store sales increased an average of 5.0% for the quarter over 4Q06, reflecting an 8.6% increase in store traffic, driven by a broadening product and service assortment offsetting a decrease of 3.3% in the average customer ticket. Traffic and ticket dynamics reflect the introduction of electronic air-time sales for customers of wireless telephone carriers, launched in recent months across the country, which drive incremental traffic to the store and for which only the margin is recorded, not the full amount of the air-time recharge.

For full year 2007 Oxxo same-store sales grew 3.3% over 2006, driven by a 4.4% increase in store traffic, which more than offset a 1.1% reduction in average ticket.

Gross profit increased by 20.0% in 4Q07 compared to 4Q06, a 110 basis point gross margin expansion to reach 30.3% of total revenues. This improvement was driven by better pricing strategies, improved commercial terms with our supplier partners, as well as by growth coming from higher-margin categories such as coffee and alternative beverages. For full year 2007, Oxxo gross margin expanded by 90 basis points over 2006 to 28.0%.

Income from operations increased 37.2% over 4Q06 to Ps. 896 million in 4Q07 due to operating leverage achieved from strong top-line growth. Operating expenses increased 14.7% over 4Q06 to Ps. 2.437 billion. Administrative expenses decreased 1.5% over 4Q06 to Ps. 196 million, as our initial capitalized investments in the Oracle ERP system have been fully amortized and broad expense-containment initiatives continue to bear fruit. Selling expenses as a percentage of total revenues remained stable at 20.3% in 4Q07. Oxxo’s operating margin expanded 130 basis points over 4Q06 reaching its all-time high of 8.2% for any quarter, driven by gross margin expansion and by better fixed-expense absorption resulting from higher revenues.

For full year 2007, income from operations increased 39.1% over 2006 to Ps. 2.315 billion, resulting in an operating margin expansion of 100 basis points to 5.5% for the year.

Recent Developments

FEMSA successfully issued certificados bursátiles in the Mexican capital market.
In December 2007, we issued Ps. 3,500 million in 6-year certificados bursátiles at a rate of 28-day TIIE (“Tasa de Interés Interbancaria de Equilibrio - Equilibrium Interbank Interest Rate”) minus 0.05%, and Ps. 2,500 million in 10-year UDI bonds at a rate of Udibono plus 0.56%, which was swapped to TIIE under favorable conditions. The tranches were 4.5 and 2 times oversubscribed, respectively, in spite of challenging market conditions. The proceeds from this issuance were used entirely to refinance existing loans, improving FEMSA’s cost of debt and significantly extending its maturity profile.

CONFERENCE CALL INFORMATION:
Our Fourth Quarter and Full Year 2007 Conference Call will be held on: Tuesday February 19, 2008, 1:00 PM Eastern Time (12:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic US: 1-888-259-8552, International: 1-913-312-1403. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call replay will be available through March 3, 2008; dialing Domestic US: (1 888) 203-1112 / International: (719) 457-0820 using passcode: 9468059. Additionally, the conference call audio will be available on http://ir.femsa.com/results.cfm

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with “Normas de Información Financiera” (Mexican Financial Reporting Standards or “Mexican FRS”, and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of December 31, 2007. As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2007, which was 10.9169 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

FEMSA
Consolidated Income Statement
Expressed in Millions of Pesos as of December 31, 2007

	For the fourth quarter of:					For the twelve months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	38,808	100.0	35,295	100.0	10.0	147,556	100.0	136,120	100.0	8.4
Cost of sales	20,601	53.1	18,892	53.5	9.0	79,801	54.1	73,366	53.9	8.8
Gross profit	18,207	46.9	16,403	46.5	11.0	67,755	45.9	62,754	46.1	8.0
Administrative expenses	2,313	6.0	2,383	6.8	(2.9)	9,191	6.2	8,973	6.6	2.4
Selling expenses	10,097	26.0	9,267	26.2	9.0	38,995	26.4	35,314	25.9	10.4
Operating expenses	12,410	32.0	11,650	33.0	6.5	48,186	32.6	44,287	32.5	8.8
Income from operations	5,797	14.9	4,753	13.5	22.0	19,569	13.3	18,467	13.6	6.0
Other expenses	(543)		(540)		0.6	(1,297)		(1,650)		(21.4)
Interest expense	(1,109)		(1,017)		9.0	(4,554)		(4,299)		5.9
Interest income	194		170		14.1	769		792		(2.9)
Interest expense, net	(915)		(847)		8.0	(3,785)		(3,507)		7.9
Foreign exchange (loss) gain	209		(90)		N.S.	691		(217)		N.S.
Gain on monetary position	655		685		(4.4)	1,639		1,488		10.1
Unhedged derivative instrument loss	70		(70)		N.S.	69		(113)		N.S.
Integral result of financing	19		(322)		N.S.	(1,386)		(2,349)		(41.0)
Income before income tax	5,273		3,891		35.5	16,886		14,468		16.7
Income tax	(1,661)		(1,402)		18.5	(4,950)		(4,608)		7.4
Net income	3,612		2,489		45.1	11,936		9,860		21.1
Net majority income	2,645		1,679		57.5	8,511		7,127		19.4
Net minority income	967		810		19.4	3,425		2,733		25.3

EBITDA & CAPEX
Income from operations	5,797	14.9	4,753	13.5	22.0	19,569	13.3	18,467	13.6	6.0
Depreciation	1,104	2.8	986	2.8	12.0	4,359	3	4,333	3.2	0.6
Amortization & other	896	2.4	1,000	2.8	(10.4)	3,876	2.5	3,957	2.9	(2.0)
EBITDA	7,797	20.1	6,739	19.1	15.7	27,804	18.8	26,757	19.7	3.9
CAPEX	3,915		3,465		13.0	11,257		9,422		19.5

FINANCIAL RATIOS	2007	2006	Var. p.p.
Liquidity(1)	1.00	0.99	0.01
Interest coverage(2)	7.35	7.63	(0.28)
Leverage(3)	0.85	0.98	(0.13)
Capitalization(4)	33.27%	37.25%	(3.98)

(1)	Total current assets / total current liabilities.

(2)	Income from operations + depreciation + amortization & other / interest expense, net.

(3)	Total liabilities / total stockholders' equity.

(4)	Total debt / long-term debt + stockholders´ equity.

Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

FEMSA
Consolidated Balance Sheet
As of December 31:
(Expressed in Millions of Pesos as of December 31, 2007)

ASSETS	2007	2006	% Increase
Cash and cash equivalents	10,456	8,766	19.3
Accounts receivable	9,329	7,747	20.4
Inventories	10,037	8,704	15.3
Prepaid expenses and other	3,663	2,612	40.2
Total current assets	33,485	27,829	20.3
Property, plant and equipment, net	54,707	52,960	3.3
Intangible assets(1)	60,234	57,906	4.0
Deferred assets	9,905	8,927	11.0
Other assets	7,464	6,894	8.3
TOTAL ASSETS	165,795	154,516	7.3

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,447	4,183	(17.6)
Current maturities long-term debt	5,918	2,563	N.S.
Interest payable	475	461	3.0
Operating liabilities	23,564	20,853	13.0
Total current liabilities	33,404	28,060	19.0
Long-term debt	30,665	35,673	(14.0)
Deferred income taxes	3,584	3,995	(10.3)
Labor liabilities	3,718	3,269	13.7
Other liabilities	4,771	5,311	(10.2)
Total liabilities	76,142	76,308	(0.2)
Total stockholders’ equity	89,653	78,208	14.6
LIABILITIES AND STOCKHOLDERS’ EQUITY	165,795	154,516	7.3

(1)	Includes mainly the intangible assets generated by acquisitions.

	December 31, 2007
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	30,504	76.2%	9.2%
Dollars	8,334	20.8%	6.5%
Argentinan pesos	500	1.3%	11.0%
Venezuelan bolivars	425	1.1%	15.7%
Brazilian Reals	267	0.6%	11.4%
Total debt	40,030	100.0%	8.7%

Fixed rate(1)	31,904	79.7%
Variable rate(1)	8,126	20.3%

% of Total Debt	2008	2009	2010	2011	2012	2013	2014+
DEBT MATURITY PROFILE	23.4%	13.4%	7.4%	5.2%	17.9%	15.9%	16.8%

(1) Includes the effect of interest rate swaps.

Coca-Cola FEMSA
Results of Operations
Expressed in Millions of Pesos as of December 31, 2007

	For the fourth quarter of:					For the twelve months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	18,361	100.0	16,908	100.0	8.6	69,251	100.0	64,046	100.0	8.1
Cost of sales	9,350	50.9	8,995	53.2	3.9	35,881	51.8	33,745	52.7	6.3
Gross profit	9,011	49.1	7,913	46.8	13.9	33,370	48.2	30,301	47.3	10.1
Administrative expenses	1,001	5.5	934	5.5	7.1	3,749	5.4	3,540	5.5	5.9
Selling expenses	4,786	26.0	4,117	24.4	16.2	18,174	26.3	16,510	25.8	10.1
Operating expenses	5,787	31.5	5,051	29.9	14.6	21,923	31.7	20,050	31.3	9.3
Income from operations	3,224	17.6	2,862	16.9	12.6	11,447	16.5	10,251	16.0	11.7
Depreciation	399	2.2	393	2.3	1.5	1,645	2.4	1,656	2.6	(0.7)
Amortization & other	307	1.6	220	1.4	39.5	1,342	1.9	1,371	2.1	(2.1)
EBITDA	3,930	21.4	3,475	20.6	13.1	14,434	20.8	13,278	20.7	8.7
Capital expenditures	1,297		818		58.6	3,682		2,863		28.6

Sales volumes
(Millions of unit cases)
Mexico	272.2	48.8	262.4	50.1	3.7	1,110.4	52.3	1,070.7	53.6	3.7
Central America	33.9	6.1	32.7	6.3	3.5	128.1	6.0	120.3	6.0	6.5
Colombia	52.7	9.4	53.7	10.3	(1.8)	197.8	9.3	190.9	9.6	3.6
Venezuela	57.0	10.2	49.8	9.5	14.5	209.0	9.9	182.6	9.1	14.5
Brazil	87.7	15.7	76.6	14.6	14.4	296.1	14.0	268.7	13.4	10.2
Argentina	54.9	9.8	48.0	9.2	14.2	179.4	8.5	164.9	8.3	8.8
Total	558.4	100.0	523.2	100.0	6.7	2,120.8	100.0	1,998.1	100.0	6.1

FEMSA Cerveza
Results of Operations
Expressed in Millions of Pesos as of December 31, 2007

	For the fourth quarter of:					For the twelve months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Sales:
Mexico	7,147	67.6	6,677	67.8	7.0	27,215	68.8	26,227	69.2	3.8
Brazil	1,933	18.3	1,778	18.1	8.7	5,903	14.9	5,398	14.2	9.4
Export	719	6.7	580	5.9	24.0	3,339	8.4	2,977	7.9	12.2
Beer sales	9,799	92.6	9,035	91.8	8.5	36,457	92.1	34,602	91.3	5.4
Other revenues	779	7.4	809	8.2	(3.7)	3,109	7.9	3,317	8.7	(6.3)
Total revenues	10,578	100.0	9,844	100.0	7.5	39,566	100.0	37,919	100.0	4.3
Cost of sales	4,793	45.3	4,420	44.9	8.4	17,889	45.2	16,487	43.5	8.5
Gross profit	5,785	54.7	5,424	55.1	6.7	21,677	54.8	21,432	56.5	1.1
Administrative expenses	1,116	10.6	1,152	11.7	(3.1)	4,316	10.9	4,283	11.3	0.8
Selling expenses	3,083	29.1	3,170	32.2	(2.7)	11,957	30.2	11,029	29.1	8.4
Operating expenses	4,199	39.7	4,322	43.9	(2.8)	16,273	41.1	15,312	40.4	6.3
Income from operations	1,586	15.0	1,102	11.2	43.9	5,404	13.7	6,120	16.1	(11.7)
Depreciation	377	3.6	437	4.4	(13.7)	1,614	4.1	1,745	4.6	(7.5)
Amortization & other	550	5.2	655	6.7	(16.0)	2,413	6.0	2,465	6.5	(2.1)
EBITDA	2,513	23.8	2,194	22.3	14.5	9,431	23.8	10,330	27.2	(8.7)
Capital expenditures	1,837		1,870		(1.8)	5,373		4,419		21.6

Sales volumes
(Thousand hectoliters)
Mexico	7,169.4	64.6	6,763.0	65.6	6.0	26,961.8	67.5	25,950.8	68.8	3.9
Brazil	3,259.1	29.4	2,981.0	28.9	9.3	9,794.8	24.5	8,934.9	23.7	9.6
Exports	670.3	6.0	561.8	5.5	19.3	3,183.2	8.0	2,811.1	7.5	13.2
Total	11,098.8	100.0	10,305.8	100.0	7.7	39,939.8	100.0	37,696.8	100.0	5.9

Price per hectoliter
Mexico	996.9		987.3		1.0	1,009.4		1,010.6		(0.1)
Brazil	593.1		596.4		(0.6)	602.7		604.1		(0.2)
Exports	1,072.7		1,032.3		3.9	1,048.9		1,059.0		(1.0)
Total	882.9		876.7		0.7	912.8		917.9		(0.6)

FEMSA Comercio
Results of Operations
Expressed in Millions of Pesos as of December 31, 2007

	For the fourth quarter of:					For the twelve months of:
	2007	% of rev.	2006	% of rev.	% Increase	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	10,982	100.0	9,499	100.0	15.6	42,103	100.0	36,835	100.0	14.3
Cost of sales	7,649	69.7	6,722	70.8	13.8	30,301	72.0	26,839	72.9	12.9
Gross profit	3,333	30.3	2,777	29.2	20.0	11,802	28.0	9,996	27.1	18.1
Administrative expenses	196	1.8	199	2.1	(1.5)	751	1.8	754	2.0	(0.4)
Selling expenses	2,241	20.3	1,925	20.2	16.4	8,736	20.7	7,578	20.6	15.3
Operating expenses	2,437	22.1	2,124	22.3	14.7	9,487	22.5	8,332	22.6	13.9
Income from operations	896	8.2	653	6.9	37.2	2,315	5.5	1,664	4.5	39.1
Depreciation	145	1.3	115	1.2	26.1	543	1.3	431	1.2	26.0
Amortization & other	107	1.0	100	1.0	7.0	427	1.0	378	1.0	13.0
EBITDA	1,148	10.5	868	9.1	32.3	3,285	7.8	2,473	6.7	32.8
Capital expenditures	725		685		5.8	2,112		1,943		8.7

Information of Convenience Stores
Total stores						5,563		4,847		14.8
Net new convenience stores:	326		365		(10.7)	716		706		1.4
Same store data: (1)
Sales (thousands of pesos)	649.4		618.4		5.0	659.5		638.7		3.3
Traffic	22.6		20.8		8.6	22.5		21.5		4.4
Ticket	28.8		29.8		(3.3)	29.4		29.7		(1.1)

(1)	Monthly average information per store, considering same stores with at least 13 months of operations.

FEMSA
Macroeconomic Information

	Inflation		Exchange Rate as of December 31, 2007
	December 06 -	September 07 -
	December 07	December 07	Per USD	Per Mx. Peso
Mexico	3.76%	1.52%	10.8662	1.0000
Colombia	5.70%	0.98%	2,014.7600	0.0054
Venezuela	22.46%	10.43%	2,150.0000	0.0051
Brazil	5.13%	1.71%	1.7713	6.1346
Argentina	8.47%	2.49%	3.1490	3.4507

2007 FOURTH-QUARTER AND FULL YEAR RESULTS

	Fourth Quarter			YTD
	2007	2006	Δ%	2007	2006	Δ%
Total Revenues	18,361	16,908	8.6%	69,251	64,046	8.1%
Gross Profit	9,011	7,913	13.9%	33,370	30,301	10.1%
Operating Income	3,224	2,862	12.6%	11,447	10,251	11.7%
Majority Net Income	1,932	1,625	18.9%	6,908	5,292	30.5%
EBITDA(1)	3,930	3,475	13.1%	14,434	13,278	8.7%

Net Debt (2) (3)	11,374	15,144	-24.9%

EBITDA (1) / Interest Expense	6.75	5.90
Earnings per Share	1.05	0.88
Capitalization(4)	29.2%	33.0%
EBITDA (1) / Net Interest Expense				9.46	7.10
Net Debt (2) (3) / EBITDA (1)				0.79	1.14

Expressed in millions of Mexican pesos with purchasing power as of December 31, 2007

(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.

See reconciliation table on page 11, except per share figures

(2) Net Debt = Total Debt - Cash

(3) Figures are as of December 31, of the applicable year.

(4) Total debt / (long-term debt + stockholders' equity)

• Total revenues reached Ps. 18,361 million in the fourth quarter of 2007, an increase of 8.6% compared to the fourth quarter of 2006, and increased 8.1% for the full year to Ps. 69,251 million compared to the full year 2006.

• Driven by higher profitability from Mexico and strong growth in most of our South American operations, consolidated operating income increased 12.6% to Ps. 3,224 million for the fourth quarter of 2007, and 11.7% to Ps. 11,447 million for the full year. Our operating margin was 17.6% for the fourth quarter of 2007 and 16.5% for the full year.

• Consolidated majority net income increased 18.9% to Ps. 1,932 million in the fourth quarter of 2007, and 30.5% to Ps. 6,908 million for the full year, resulting in earnings per share of Ps. 1.05 for the fourth quarter of 2007, and Ps. 3.74 for the full year.

Mexico City (February 19, 2008), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter and full year of 2007.

“Our company achieved record-breaking volume, revenue, and EBITDA for the year. As our Mexican operations continued to improve their profitability—recording their best quarter for the year—it was our markets outside of Mexico that drove our top- and bottom-line growth. Our growth is fueled by our winning marketplace execution as exemplified by our successful launch of innovative new products, led by Coca-Cola Zero and Aquarius Fresh in the sparkling beverages category. Our strong balance sheet and profitable operations have enabled us to deliver diversified free cash flow, reduce our debt, and finance additional acquisitions with cash from operations. During the quarter, our company and The Coca-Cola Cola Company successfully closed the public tender offer for Jugos del Valle, and we are in the process of integrating other Coca Cola bottlers into the joint venture. In January, we had already started to distribute Jugos del Valle’s juice products in some of our Mexican market territories,” said Carlos Salazar Lomelín, Chief Executive Officer of the company.

CONSOLIDATED RESULTS

Our consolidated total revenues increased 8.6% to Ps. 18,361 million in the fourth quarter of 2007, compared to the fourth quarter of 2006, as a result of increases in most of our territories. Our consolidated average price per unit case increased 1.3% to Ps. 31.94 (US$ 2.93) in the fourth quarter of 2007 compared to the same period of 2006, as a result of higher average prices in Mexico and other operations in our South American territories.

Total sales volume increased 6.7% to 558.4 million unit cases in the fourth quarter of 2007 as compared to the same period of 2006, mainly driven by a 5.8% volume growth of the Coca-Cola brand, which accounted for more than 55% of our total incremental volumes during the quarter. Sparkling beverages sales volume grew 6.7% to 478.4 million unit cases, driven by volume growth across most of our territories. The fourth quarter of 2007 represented 26.3% of total volumes for the year.

Our gross profit increased 13.9% to Ps. 9,011 million in the fourth quarter of 2007, compared to the fourth quarter of 2006, driven by increases in all of our operations. Gross margin reached 49.1% in the fourth quarter of 2007 from 46.8% in the same period of 2006. Lower sweetener costs in Brazil and Colombia in conjunction with lower PET (polyethylene terephtalate) costs in Mexico and Brazil more than compensated for higher sweetener costs mainly in Mexico and Argentina.

Our consolidated operating income increased 12.6% to Ps. 3,224 million in the fourth quarter of 2007. Double-digit increases in operating income in Brazil, Venezuela and Argentina combined with higher operating income in Mexico for the second quarter in a row, more than compensated for the decline in Colombia. Our operating margin was 17.6% in the fourth quarter of 2007, an improvement of 70 basis points as a result of higher fixed-cost absorption combined with lower sweetener costs in Brazil and Colombia.

As we mentioned in our first quarter press release, beginning in 2007, pursuant to Mexican Financial Reporting Standards, we recorded employee profit sharing in the “other expenses” line, instead of recording it in the “income tax” line. For comparison purposes we are reflecting this change in the 2006 information presented, which amounted to Ps. 13 million in the fourth quarter of 2006 and Ps. 68 million in the same period of 2007.

Additionally the “other expenses” line reflects lower expenses driven by a high comparable due to extraordinary expenses recorded for strategic projects in 2006.

Our integral cost of financing in the fourth quarter of 2007 reached a gain of Ps. 162 million as compared to a loss of Ps. 85 million in the same period of 2006, mainly driven by lower interest expenses due to lower gross debt and higher interest income coming from our higher cash position.

During the fourth quarter of 2007 income tax, as a percentage of income before taxes, was 38.28%, compared to 30.6% in the same quarter of 2006. The tax rate in the fourth quarter of 2007 was higher than the same period of 2006, mainly due to additional tax accruals in some of our operations.

Our consolidated majority net income increased by 18.9% to Ps. 1,932 million in the fourth quarter of 2007 compared to the fourth quarter of 2006, driven by an increase in our operating income, lower net interest expenses recorded this quarter compared to the fourth quarter of 2006 and the results in the “other expenses” line as mentioned above. Earnings per share (EPS) were Ps. 1.05 (US$ 0.96 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

BALANCE SHEET

As of December 31, 2007, Coca-Cola FEMSA had a cash balance of Ps. 7,542 million (US$ 691 million), an increase of Ps. 2,468 million (US$ 226 million), compared to December 31, 2006, resulting from internal cash generation.

Total short-term debt, was Ps. 4,814 million (US$ 441 million) and long-term debt was Ps. 14,102 million (US$ 1,292 million). Total debt decreased Ps. 1,299 million (US$ 119 million) compared with year end 2006. Net debt decreased approximately Ps. 3,770 million (US$ 345 million) compared to year-end 2006, mainly as a result of internal cash generation. Our debt reduction figures were achieved notwithstanding our Ps. 2,198 million (US$201 million) investment in the Jugos del Valle acquisition, net of reimbursements received from other Coca-Cola bottlers in Mexico as of December 31, 2007.

The weighted average cost of debt for the quarter was 8.01%. The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2007:

Currency	% Total Debt(1)	% Interest Rate Floating(1)
U.S. dollars	46.6%	54.3%
Mexican pesos	48.5%	19.5%
Venezuelan bolivares	2.3%	0.0%
Argentine pesos	2.7%	0.0%

(1) After giving effect to cross-currency and interest rate swaps.

Debt maturity profile

Maturity Date	2008	2009	2010	2011	20112	2013 +
% of Total Debt	25.5%	19.4%	5.3%	0.0%	20.0%	29.8%

Consolidated Statement of Changes in Financial Position

Expressed in millions of Mexican pesos and U.S. dollars as of December 31, 2007

	Jan - Dec 2007
	Ps.	USD
Net income	7,105	651
Non cash charges to net income	3,448	316
	10,553	967
Change in working capital	(1,469)	(135)
NRGOA(1)	9,084	832
Total investments	(3,887)	(356)
Dividends paid	(831)	(76)
Decrease in debt	(1,299)	(119)
Other liabilities	(599)	(55)
Increase in cash and cash equivalents	2,468	226
Cash and cash equivalents at begining of period	5,074	465
Cash and cash equivalents at end of period	7,542	691

(1) Net Resources Generated by Operating Activities

MEXICAN OPERATING RESULTS

Revenues

Total revenues from our Mexican territories increased 4.4% to Ps. 8,089 million in the fourth quarter of 2007, as compared to the same period of the previous year. Incremental volumes accounted for more than 80% of the incremental revenues during the quarter and higher price per unit case represented the balance. Average price per unit case increased 0.8% to Ps. 29.57 (US$ 2.71), as compared to the fourth quarter of 2006 mainly driven by price increases from sparkling beverages. Excluding bulk water under the brand Ciel, our average price per unit case was Ps. 34.18 (US$ 3.13), a 1.1% increase as compared to the same period of 2006.

Total sales volume increased 3.7% to 272.2 million unit cases in the fourth quarter of 2007, as compared to the fourth quarter of 2006, resulting from (i) a 2.6% sales volume growth in sparkling beverages, driven by a 3.6% increase in the Coca-Cola brands, (ii) sales volume growth in bulk water and (iii) incremental volumes of bottled water in single serve presentations.

Operating Income

Our gross profit increased by 5.6% to Ps. 4,355 million in the fourth quarter of 2007 as compared to the same period of 2006. Gross margin increased from 53.2% in the fourth quarter of 2006 to 53.8% in the same period of 2007, as a result of lower PET costs year-over-year, mainly driven by our light-weighting initiatives, which more than compensated for higher cost of sweeteners.

Operating income increased 3.7% to Ps. 1,719 million in the fourth quarter of 2007, as compared to Ps. 1,657 million in the same period of 2006 as a result of operating leverage achieved by higher revenues as compared to the same period of 2006. Our operating margin was 21.3% in the fourth quarter of 2007, a decline of 10 basis points as compared to the same period of 2006.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 1,227 million in the fourth quarter of 2007, an increase of 0.7% compared to the same period of 2006. Volume growth offset lower average prices per unit case. Average price per unit case declined by 2.8% to Ps. 36.19 (US$ 3.32) in the fourth quarter of 2007, as compared to the fourth quarter of 2006, as a result of strong volume growth in multi-serve presentations, which carry a lower average price per unit case.

Total sales volume in our Central American territories grew 3.7% to 33.9 million unit cases in the fourth quarter of 2007, as compared to the same period of 2006, resulting from incremental volumes in the sparkling beverage category, which accounted for more than 75% of the growth; the balance was brought mainly by still beverages. In the fourth quarter of 2007, sales volume of still beverages, excluding bottled water, increased almost 20% as compared to the same period of 2006 due to strong growth of Hi-C, a juice based product line, and Powerade, an isotonic beverage.

Operating Income

Gross profit reached Ps. 568 million, an increase of 0.7% in the fourth quarter of 2007, as compared to the same period of 2006, as a result of lower costs driven by the appreciation of local currencies as applied to the U.S. dollar-denominated raw materials combined with light-weighting PET initiatives. Gross margin remained flat at 46.3% in the fourth quarter of 2007, compared to the fourth quarter of 2006.

Our operating income increased 9.6% to Ps. 205 million in the fourth quarter of 2007, as compared to the fourth quarter of 2006, driven by higher fixed cost absorption. Our operating margin reached 16.7% in the fourth quarter of 2007, expanding 130 basis points as compared to the same period of 2006.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues declined 3.0% to Ps. 1,782 million in the fourth quarter of 2007, as compared to the fourth quarter of 2006. Our average price per unit case declined 1.2% to Ps. 33.81 (US$ 3.10). A decline in sales volumes accounted for more than 60% of the revenue decrease during the quarter and lower price per unit case represented the balance.

Total sales volume in the fourth quarter of 2007 declined 1.9%, as compared to the same period of the previous year, reaching 52.7 million unit cases lapping over a 12.3% growth in the fourth quarter of 2006. Volume growth in bottled water, excluding bulk water, combined with growth in the still beverages, partially offset a volume decline in sparkling beverages.

Operating Income

Our gross profit increased 10.8% to Ps. 913 million in the fourth quarter of 2007, as compared to the same period of the previous year. The 10% appreciation of the Colombian peso as applied to our U.S. dollar denominated raw materials combined with lower sweetener costs and operating efficiencies, resulted in a gross margin expansion of 640 basis points from 44.8% in the fourth quarter of 2006 to 51.2% in the fourth quarter of 2007.

Our operating income decreased 6.6% to Ps. 310 million in the fourth quarter of 2007, as compared to the fourth quarter of 2006. Incremental gross profit partially compensated (i) higher marketing expenses, (ii) higher breakage costs, and incremental distribution fleet maintenance expenses. Our operating margin reached 17.4% in the fourth quarter of 2007, a contraction of 70 basis points as compared to the same period of 2006.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues from our Venezuelan operations increased 21.9% to Ps. 2,627 million in the fourth quarter of 2007, as compared to the same period of 2006. Incremental volumes accounted for more than 65% of the incremental revenues during the quarter and higher price per unit case represented the balance. Our average price reached Ps. 46.00 (US$ 4.21) in the fourth quarter of 2007.

Total sales volume increased 14.5% to 57.0 million unit cases during the fourth quarter of 2007, as compared to the same quarter of 2006. We posted double digit volume growth in the flavored sparkling beverages category, driven by Freskolita and Hit combined with growth of the Coca-Cola brand.

Operating Income

Gross profit reached Ps. 1,051 million, an increase of 34.6% in the fourth quarter of 2007, as compared to the same period of the previous year. Higher revenues combined with lower PET costs improved our gross margin by 380 basis points from 36.2% in the fourth quarter of 2006 to 40.0% in the same period of 2007.

Operating income increased 72.0% to Ps. 172 million, in the fourth quarter of 2007 compared to the same period of 2006. Operating expenses as a percentage of total revenues increased from 31.6% in the fourth quarter of 2006 to 33.5% in the same period of 2007, mainly due to higher labor costs. Higher revenues combined with lower costs of raw material more than offset higher operating expenses in the quarter, resulting in an operating margin increase of 190 basis points from 4.6% in the fourth quarter of 2006 to 6.5% in the fourth quarter of 2007, which continues to be the lowest among our territories.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps. 1,277 million in the fourth quarter of 2007, as a result of increases in sales volume and better average price per unit case. Incremental volumes accounted for more than 75% of the incremental revenues during the quarter and higher price per unit case represented the balance. Average price per unit case reached Ps. 22.48 (US$ 2.05) in the fourth quarter of 2007, which continues to be the lowest among our territories.

In the fourth quarter of 2007, total sales volume increased 14.4% to 54.9 million unit cases, as compared to the same period of 2006. Sales volume growth was driven by incremental volumes from the Coca-Cola brand, mainly by the introduction of Coca-Cola Zero, combined with the growth of flavored sparkling beverages.

Operating Income

Gross profit increased 25.4% to Ps. 504 million in the fourth quarter of 2007, as compared to the fourth quarter of 2006. Higher revenues compensated for higher sweetener costs, resulting in a gross margin expansion of 90 basis points to 39.5%, as compared to the fourth quarter of 2006.

Operating expenses increased 31.8% in the fourth quarter of 2007, mainly due to higher salary expenses and freight costs. Higher revenues offset incremental expenses, resulting in an increase in operating income of 13.5% to Ps. 160 million in the fourth quarter of 2007, as compared to the same period of 2006. Our operating income margin reached 12.5% in the fourth quarter of 2007.

BRAZILIAN OPERATING RESULTS

Revenues

Net revenues increased 15.4% to Ps. 3,359 million in the fourth quarter of 2007, as compared to the same period of 2006. Excluding beer, net revenues increased 14.2% to Ps. 2,920 million in the fourth quarter of 2007, as compared to the same period of 2006, mainly due to volume growth. Excluding beer, average price per unit case slightly declined to Ps. 33.30 (US$ 3.05) during the fourth quarter of 2007. Total revenues from beer were Ps. 430 million in the fourth quarter of 2007.

Sales volume, excluding beer, increased 14.5% to 87.7 million unit cases in the fourth quarter of 2007, as compared to the fourth quarter of 2006. Sparkling beverages sales volume growth accounted for more than 95% of the incremental volumes, mainly driven by the Coca-Cola brand in multi-serve presentations and the introduction of Coca-Cola Zero. Still beverages, excluding bottled water, grew more than 45% in the quarter, driven by strong performance of Minute Maid Mais, a juice based beverage line.

Operating Income

In the fourth quarter of 2007, our gross profit increased 33.0% to Ps. 1,620 million, as compared to the same period of the previous year. Lower average cost per unit case, resulting from (i) lower PET bottle costs, (ii) lower sugar costs and (iii) the appreciation of the Brazilian Real as applied to our U.S. dollar-denominated raw materials, contributed to a gross margin improvement of 630 basis points to 48.2% in the fourth quarter of 2007.

Operating income increased 47.9% reaching Ps. 658 million in the fourth quarter of 2007, as compared to Ps. 445 million in the same period of 2006. Our operating margin was 19.6% in the fourth quarter of 2007, an increase of 430 basis points as compared to the fourth quarter of 2006, due to an expansion in gross margin that more than compensated for expenses related to improving our go-to-market management and execution, reconfiguring our distribution network and expenses related to product introductions.

SUMMARY OF FULL YEAR RESULTS

Our consolidated total revenues increased 8.1% to Ps. 69,251 million in 2007, as compared to 2006, as a result of growth in all of our territories, with Mexico, Brazil and Venezuela representing more than 75% of this growth. Consolidated average price per unit case increased 1.9% to Ps. 32.15 (US$ 2.95) in 2007. Higher average prices per unit case for the sparkling beverages portfolio in most of our operations, more than offset incremental volumes of bulk water in Mexico, which carry lower average unit price per unit case. In 2007, the operations outside Mexico contributed 53% of consolidated revenues.

Total sales volume increased 6.1% to 2,120.8 million unit cases in 2007, as compared to the previous year. Sales volume growth in Mexico, Brazil and Venezuela accounted for more than 75% of our incremental volumes. Sparkling beverages sales volume grew 5.7% to 1,791.0 million cases, driven by incremental volume across all of our territories. In 2007, the operations outside Mexico contributed 51% of consolidated sparkling beverage volumes.

Our gross profit increased 10.1% to Ps. 33,370 million in 2007, as compared to the previous year, driven by revenue growth across all of our territories. Gross margin increased to 48.2% in 2007 from 47.3% in 2006, driven by revenue growth, which more than compensated for higher sweetener costs in Mexico.

Our consolidated operating income increased 11.7% to Ps. 11,447 million in 2007, as compared to 2006. Brazil, Colombia and Venezuela accounted for the majority of the incremental growth and more than offset a slight operating income decline in Mexico. Our consolidated operating margin grew 50 basis points to 16.5% in 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

Our consolidated majority net income was Ps. 6,908 million in 2007 an increase of 30.5% compared to 2006, resulting from an increase in operating income combined with a decline in our integral cost of financing. EPS were Ps. 3.74 (US$ 3.42 per ADR) in 2007, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

RECENT DEVELOPMENTS

•
On October 10, 2007, a joint venture company owned indirectly in equal proportion by Coca-Cola FEMSA, S.A.B. de C.V. ("Coca Cola FEMSA") and The Coca-Cola Company (NYSE: KO), launched a Public Tender Offer (“Tender Offer”) to buy 100% of the shares representative of the capital stock of the company Jugos del Valle, S.A.B. de C.V. (“Jugos del Valle”) for approximately US$370 million in cash, equivalent to a price of US$6.3409 per share, assuming liabilities of approximately US$86 million. On November 8th 2007, Coca-Cola FEMSA and The Coca-Cola Company informed the public that the Tender Offer concluded successfully, and the joint venture company acquired shares representing 100% of Jugos del Valle’s outstanding capital stock. This transaction was approved by the Mexican regulatory authorities and carried out in Mexico. The rest of the bottlers of The Coca-Cola Company branded products in Mexico and Brazil, respectively, will be incorporated to the joint venture.

•	In the fourth quarter of 2007 we sold certain proprietary brands to The Coca-Cola Company, which we mainly distribute in our Latincentro division.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2007 Conference Call will be held on: February 19, 2007, at 10:30 A.M. Eastern Time (09:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through February 26, 2007. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican financial reporting standards (Mexican FRS). All figures are expressed in constant Mexican pesos with purchasing power as of December 31, 2007. For comparison purposes, 2006 and 2007 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the fourth quarter of 2007, which ended on December 31, 2007, are made against the figures for the comparable period in 2006, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2007, which exchange rate was Ps. 10.9169 to US $ 1.00.

❖ ❖ ❖
(7 pages of tables to follow)

Consolidated Balance Sheet

Expressed in million of Mexican pesos with purchasing power as of December 31, 2007

		Dec 07		Dec 06
Assets
Current Assets
Cash and cash equivalents	Ps.	7,542	Ps.	5,074
Total accounts receivable		4,512		3,061
Inventories		3,418		2,926
Prepaid expenses and other		1,302		1,443
Shares availables for sale		684		-
Total current assets		17,458		12,504
Property, plant and equipment
Property, plant and equipment		37,420		37,272
Accumulated depreciation		-16,672		-16,769
Bottles and cases		1,175		1,295
Total property, plant and equipment, net		21,923		21,798
Investment in non-consolidated companies and other		1,492		476
Deferred charges, net		1,255		2,041
Intangibles assets and other assets		45,050		43,607
Total Assets	Ps.	87,178	Ps.	80,426

Liabilities and Stockholders' Equity		Dec 07		Dec 06
Current Liabilities
Short-term bank loans and notes	Ps.	4,814	Ps.	3,419
Interest payable		274		281
Suppliers		6,100		5,766
Other current liabilities		5,009		3,857
Total Current Liabilities		16,197		13,323
Long-term bank loans		14,102		16,799
Pension plan and seniority premium		993		925
Other liabilities		5,105		4,924
Total Liabilities		36,397		35,971
Stockholders' Equity
Minority interest		1,641		1,475
Majority interest
Capital stock		3,116		3,116
Additional paid in capital		13,333		13,333
Retained earnings of prior years		27,930		23,469
Net income for the period		6,908		5,292
Cumulative results of holding non-monetary assets		-2,147		-2,230
Total majority interest		49,140		42,980
Total stockholders' equity		50,781		44,455
Total Liabilities and Equity	Ps.	87,178	Ps.	80,426

Consolidated Income Statement

Expressed in millions of Mexican pesos(1) with purchasing power as of December 31, 2007

	4Q 07	% Rev	4Q 06	% Rev	Δ %	YTD 07	% Rev	YTD 06	% Rev	Δ %
Sales Volume (million unit cases)	558.4		523.2		6.7%	2,120.8		1,998.1		6.1%
Average price per unit case	31.94		31.53		1.3%	32.15		31.56		1.9%
Net revenues	18,263		16,841		8.4%	68,969		63,820		8.1%
Other operating revenues	98		67		46.3%	282		226		24.8%
Total revenues	18,361	100%	16,908	100%	8.6%	69,251	100%	64,046	100%	8.1%
Cost of sales	9,350	50.9%	8,995	53.2%	3.9%	35,881	51.8%	33,745	52.7%	6.3%
Gross profit	9,011	49.1%	7,913	46.8%	13.9%	33,370	48.2%	30,301	47.3%	10.1%
Operating expenses	5,787	31.5%	5,051	29.9%	14.6%	21,923	31.7%	20,050	31.3%	9.3%
Operating income	3,224	17.6%	2,862	16.9%	12.6%	11,447	16.5%	10,251	16.0%	11.7%
Other expenses, net	178		336		-47.0%	701		1,046		-33.0%
Interest expense	485		546		-11.2%	2,139		2,252		-5.0%
Interest income	152		82		85.4%	613		383		60.1%
Interest expense, net	333		464		-28.2%	1,526		1,869		-18.4%
Foreign exchange (gain) loss	(27)		57		-147.4%	(99)		237		-141.8%
(Gain) Loss on monetary position	(423)		(412)		2.7%	(1,007)		(1,071)		-6.0%
Unhedged derivative instrument (gain) loss	(45)		(24)		87.5%	(114)		118		-196.6%
Integral cost of financing	(162)		85		-290.6%	306		1,153		-73.5%
Income before taxes	3,208		2,441		31.4%	10,440		8,052		29.7%
Taxes	1,228		748		64.2%	3,335		2,555		30.5%
Consolidated net income	1,980		1,693		17.0%	7,105		5,497		29.3%
Majority net income	1,932	10.5%	1,625	9.6%	18.9%	6,908	10.0%	5,292	8.3%	30.5%
Minority net income	48		68		-29.4%	197		205		-3.9%
Operating income	3,224	17.6%	2,862	16.9%	12.6%	11,447	16.5%	10,251	16.0%	11.7%
Depreciation	399		393		1.5%	1,645		1,656		-0.7%
Amortization and Other non-cash charges (2)	307		220		39.5%	1,342		1,371		-2.1%
EBITDA (3)	3,930	21.4%	3,475	20.6%	13.1%	14,434	20.8%	13,278	20.7%	8.7%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

Mexican operations

Expressed in millions of Mexican pesos(1) with purchasing power as of December 31, 2007

	4Q 07	% Rev	4Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	272.2		262.4		3.7%	1,110.4		1,070.7		3.7%
Average price per unit case	29.57		29.33		0.8%	29.18		29.36		-0.6%
Net revenues	8,048		7,695		4.6%	32,398		31,431		3.1%
Other operating revenues	41		50		-18.0%	152		109		39.4%
Total revenues	8,089	100.0%	7,745	100.0%	4.4%	32,550	100.0%	31,540	100.0%	3.2%
Cost of sales	3,734	46.2%	3,621	46.8%	3.1%	15,537	47.7%	14,837	47.0%	4.7%
Gross profit	4,355	53.8%	4,124	53.2%	5.6%	17,013	52.3%	16,703	53.0%	1.9%
Operating expenses	2,636	32.6%	2,467	31.9%	6.9%	10,444	32.1%	10,077	31.9%	3.6%
Operating income	1,719	21.3%	1,657	21.4%	3.7%	6,569	20.2%	6,626	21.0%	-0.9%
Depreciation, Amortization & Other non-cash charges (2)	365	4.5%	241	3.1%	51.5%	1,649	5.1%	1,623	5.1%	1.6%
EBITDA (3)	2,084	25.8%	1,898	24.5%	9.8%	8,218	25.2%	8,249	26.2%	-0.4%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations

Expressed in millions of Mexican pesos(1) with purchasing power as of December 31, 2007

	4Q 07	% Rev	4Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	33.9		32.7		3.7%	128.1		120.3		6.5%
Average price per unit case	36.19		37.25		-2.8%	37.40		37.79		-1.0%
Net revenues	1,227		1,218		0.7%	4,791		4,546		5.4%
Other operating revenues	-		-		N.A.	17		13		30.8%
Total revenues	1,227	100.0%	1,218	100.0%	0.7%	4,808	100.0%	4,559	100.0%	5.5%
Cost of sales	659	53.7%	654	53.7%	0.8%	2,560	53.2%	2,448	53.7%	4.6%
Gross profit	568	46.3%	564	46.3%	0.7%	2,248	46.8%	2,111	46.3%	6.5%
Operating expenses	363	29.6%	377	31.0%	-3.7%	1,533	31.9%	1,470	32.2%	4.3%
Operating income	205	16.7%	187	15.4%	9.6%	715	14.9%	641	14.1%	11.5%
Depreciation, Amortization & Other non-cash charges (2)	57	4.6%	61	5.0%	-6.6%	233	4.8%	241	5.3%	-3.3%
EBITDA (3)	262	21.4%	248	20.4%	5.6%	948	19.7%	882	19.3%	7.5%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Colombian operations

Expressed in millions of Mexican pesos(1) with purchasing power as of December 31, 2007

	4Q 07	% Rev	4Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	52.7		53.7		-1.9%	197.8		190.9		3.6%
Average price per unit case	33.81		34.23		-1.2%	35.05		33.83		3.6%
Net revenues	1,782		1,838		-3.0%	6,933		6,459		7.3%
Other operating revenues	-		-		N.M.	-		-		N.M.
Total revenues	1,782	100.0%	1,838	100.0%	-3.0%	6,933	100.0%	6,459	100.0%	7.3%
Cost of sales	869	48.8%	1,014	55.2%	-14.3%	3,515	50.7%	3,597	55.7%	-2.3%
Gross profit	913	51.2%	824	44.8%	10.8%	3,418	49.3%	2,862	44.3%	19.4%
Operating expenses	603	33.8%	492	26.8%	22.6%	2,176	31.4%	1,969	30.5%	10.5%
Operating income	310	17.4%	332	18.1%	-6.6%	1,242	17.9%	893	13.8%	39.1%
Depreciation, Amortization & Other non-cash charges (2)	99	5.6%	91	5.0%	8.8%	337	4.9%	346	5.4%	-2.6%
EBITDA (3)	409	23.0%	423	23.0%	-3.3%	1,579	22.8%	1,239	19.2%	27.4%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations

Expressed in millions of Mexican pesos(1) with purchasing power as of December 31, 2007

	4Q 07	% Rev	4Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	57.0		49.8		14.5%	209.0		182.6		14.5%
Average price per unit case	46.00		43.17		6.5%	46.74		43.66		7.0%
Net revenues	2,622		2,150		22.0%	9,768		7,973		22.5%
Other operating revenues	5		5		0.0%	17		20		-15.0%
Total revenues	2,627	100.0%	2,155	100.0%	21.9%	9,785	100.0%	7,993	100.0%	22.4%
Cost of sales	1,576	60.0%	1,374	63.8%	14.7%	5,783	59.1%	4,961	62.1%	16.6%
Gross profit	1,051	40.0%	781	36.2%	34.6%	4,002	40.9%	3,032	37.9%	32.0%
Operating expenses	879	33.5%	681	31.6%	29.1%	3,430	35.1%	2,825	35.3%	21.4%
Operating income	172	6.5%	100	4.6%	72.0%	572	5.8%	207	2.6%	176.3%
Depreciation, Amortization & Other non-cash charges (2)	70	2.7%	92	4.3%	-23.9%	329	3.4%	407	5.1%	-19.2%
EBITDA (3)	242	9.2%	192	8.9%	26.0%	901	9.2%	614	7.7%	46.7%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Argentine operations

Expressed in millions of Mexican pesos(1) with purchasing power as of December 31, 2007

	4Q 07	% Rev	4Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases)	54.9		48.0		14.4%	179.4		164.9		8.8%
Average price per unit case	22.48		21.60		4.0%	22.11		20.75		6.6%
Net revenues	1,234		1,037		19.0%	3,967		3,421		16.0%
Other operating revenues	43		5		760.0%	67		37		81.1%
Total revenues	1,277	100.0%	1,042	100.0%	22.6%	4,034	100.0%	3,458	100.0%	16.7%
Cost of sales	773	60.5%	640	61.4%	20.8%	2,435	60.4%	2,096	60.6%	16.2%
Gross profit	504	39.5%	402	38.6%	25.4%	1,599	39.6%	1,362	39.4%	17.4%
Operating expenses	344	26.9%	261	25.0%	31.8%	1,107	27.4%	920	26.6%	20.3%
Operating income	160	12.5%	141	13.5%	13.5%	492	12.2%	442	12.8%	11.3%
Depreciation, Amortization & Other non-cash charges (2)	56	4.4%	58	5.6%	-3.4%	209	5.2%	189	5.5%	10.6%
EBITDA (3)	216	16.9%	199	19.1%	8.5%	701	17.4%	631	18.2%	11.1%

(1) Except volume and average price per unit case figures.

(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations

Expressed in millions of Mexican pesos(1) with purchasing power as of December 31, 2007

Financial figures include beer results

	4Q 07	% Rev	4Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%
Sales Volume (million unit cases) (2)	87.7		76.6		14.5%	296.1		268.7		10.2%
Average price per unit case (2)	33.30		33.38		-0.3%	34.89		34.38		1.5%
Net revenues	3,350		2,903		15.4%	11,112		9,990		11.2%
Other operating revenues	9		7		28.6%	29		47		-38.3%
Total revenues	3,359	100.0%	2,910	100.0%	15.4%	11,141	100.0%	10,037	100.0%	11.0%
Cost of sales	1,739	51.8%	1,692	58.1%	2.8%	6,051	54.3%	5,806	57.8%	4.2%
Gross profit	1,620	48.2%	1,218	41.9%	33.0%	5,090	45.7%	4,231	42.2%	20.3%
Operating expenses	962	28.6%	773	26.6%	24.5%	3,233	29.0%	2,789	27.8%	15.9%
Operating income	658	19.6%	445	15.3%	47.9%	1,857	16.7%	1,442	14.4%	28.8%
Depreciation, Amortization & Other non-cash charges (3)	59	1.8%	70	2.4%	-15.7%	230	2.1%	221	2.2%	4.1%
EBITDA (4)	717	21.3%	515	17.7%	39.2%	2,087	18.7%	1,663	16.6%	25.5%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) Includes returnable bottle breakage expense.

(4) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

SELECTED INFORMATION

For the three months ended December 31, 2007 and 2006

Expressed in millions of Mexican pesos as of December 31, 2007

4Q 07
Capex	1,297.2
Depreciation	399.4
Amortization & Other non-cash charges	306.9

4Q 06
Capex	817.8
Depreciation	392.8
Amortization & Other non-cash charges	220.1

VOLUME

Expressed in millions of unit cases

	4Q 07					4Q 06
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water	Still (3)	Total
Mexico	216.2	10.4	43.0	2.6	272.2	210.7	9.6	39.6	2.5	262.4
Central America	30.6	1.4	0.0	1.9	33.9	29.7	1.4	0.0	1.6	32.7
Colombia	46.4	2.9	2.6	0.8	52.7	47.5	2.9	2.6	0.7	53.7
Venezuela	51.8	3.2	0.0	2.0	57.0	44.3	3.1	0.0	2.4	49.8
Brazil	80.8	5.6	0.0	1.3	87.7	70.1	5.6	0.0	0.9	76.6
Argentina	52.6	0.7	0.0	1.6	54.9	46.0	0.4	0.0	1.6	48.0
Total	478.4	24.2	45.6	10.2	558.4	448.3	23.0	42.2	9.7	523.2

(1) Excludes still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

(3) Still Beverages include flavored water

SELECTED INFORMATION

For the twelve months ended December 31, 2007 and 2006

Expressed in millions of Mexican pesos as of December 31, 2007

YTD 07
Capex	3,682.1
Depreciation	1,645.0
Amortization & Other non-cash charges	1,341.7

YTD 06
Capex	2,863.0
Depreciation	1,655.8
Amortization & Other non-cash charges	1,371.4

VOLUME

Expressed in millions of unit cases

	YTD 07					YTD 06
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water	Still (3)	Total
Mexico	869.5	47.0	182.4	11.5	1,110.4	852.0	42.7	166.6	9.4	1,070.7
Central America	115.0	5.5	0.0	7.6	128.1	109.4	5.2	0.0	5.7	120.3
Colombia	173.3	11.0	10.8	2.7	197.8	167.7	10.8	10.1	2.3	190.9
Venezuela	189.0	11.8	0.0	8.2	209.0	160.1	11.5	2.2	8.8	182.6
Brazil	271.6	19.9	0.0	4.6	296.1	246.3	19.6	0.0	2.8	268.7
Argentina	172.6	1.7	0.0	5.1	179.4	159.2	2.1	0.0	3.6	164.9
Total	1,791.0	96.9	193.2	39.7	2,120.8	1,694.7	91.9	178.9	32.6	1,998.1

(1) Excludes still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

(3) Still Beverages include flavored water

December 2007

Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	4Q 2007	Dec 07	Dec 06
Mexico	3.76%	1.52%	10.8662	10.876
Colombia	5.70%	0.98%	2014.76	2238.79
Venezuela	22.46%	10.43%	2150	2150
Argentina	8.47%	2.49%	3.149	3.062
Brazil	5.13%	1.71%	1.7713	2.138

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).

(2) Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuauga
Javier Astaburuauga
Chief Financial Officer
Date: February 19, 2008